Exhibit 99.1

Press release

SHL announces Special General Meeting Results

Tel Aviv / Zurich / New York, December 10, 2024 – SHL Telemedicine Ltd. (NASDAQ: SHLT, SIX: SHLTN) (“SHL” or the “Company”), a leading provider and developer of advanced personal telemedicine solutions, announced today that at the Special General Meeting (“SGM”) of the Shareholders that was held today in Tel-Aviv, Israel, the Company’s shareholders approved the following resolution:

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To approve the election of Orna Carni as an external director of the Company, to serve for a term of three years commencing at the SGM date or until her office is vacated in accordance with the Company’s Articles of Association or the Israel Companies Law, 5759-1999.

About SHL Telemedicine
SHL Telemedicine is engaged in developing and marketing personal telemedicine systems and the provision of medical call center services, with a focus on cardiovascular and related diseases, to end users and to the healthcare community. SHL Telemedicine offers its services and personal telemedicine devices to subscribers utilizing telephonic and Internet communication technology. SHL is listed on the SIX Swiss Exchange (SHLTN, ISIN: IL0010855885, Security No.: 1128957) and on the Nasdaq Stock Exchange (SHLT, ISIN: US78423T2006, CUSIP: 78423T200).
For more information, please visit our web site at www.shl-telemedicine.com.

Contacts
Fabienne Farner, IRF, Phone: +41 43 244 81 42, farner@irf-reputation.ch

Forward-Looking Statements
Some of the information contained in this press release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. SHL Telemedicine undertakes no obligation to publicly update or revise any forward-looking statements.